Exhibit 99.1

Sept 14, 2026

To our shareholders

16-11, Nanpeidai-cho, Shibuya-ku, Tokyo

Lead Real Estate Co., Ltd

Eiji Nagahara, Representative director

Notice of the 26th Ordinary General Meeting of Shareholders

Dear Sir or Madam, We would like to express our sincere appreciation for your continued support. Notice is hereby given that the 26th Ordinary General Meeting of Shareholders of the Company will be held as follows.

If you are unable to attend the meeting, please review the "Reference Materials for the General Meeting of Shareholders" below, indicate your approval or disapproval of the proposals on the enclosed Exercise of Voting Rights form, affix your seal, and return the form to us.

Yours truly,

1.	Date and Time Tuesday, September 29, 2026 at 11 a.m.

2.	Location	6F No. R Shibuya Naｍpeidai Building,
16-11 Nampeidai-cho, Shibuya-ku, Tokyo
Conference room at our headquarters

3.	Purpose
Matters to be reported

1.	The Business Report and the Consolidated Financial Statements for the 26th fiscal year (July 1, 2025 to June 30, 2026), and the results of audits of the Consolidated Financial Statements by the Accounting Auditor and the Audit and Supervisory Committee

2.	The Non-consolidated Financial Statements for the 26th fiscal year (July 1, 2025 to June 30, 2026)

Resolutions

Proposal 1	Appropriation of retained earnings
Proposal 2	Election of three directors (excluding directors who are members of the Audit and Supervisory Committee)
Proposal 3	Amendment to the Regulations on Retirement Allowance for Officers

An outline of each agenda item is provided in the "Reference Materials for the General Meeting of Shareholders" below.

4.	Decisions Regarding the Convening of the Meeting

If no indication of approval or disapproval is provided for any agenda item on the enclosed Exercise of Voting Rights form, it will be treated as an expression of approval.

Please be advised that should it become necessary to amend the information contained in the reference materials for the Shareholders’ Meeting, as well as in the Business Report, Financial Statements, and Consolidated Financial Statements, the amended information will be posted on our website (https://www.lead-real.co.jp/).

(Attachments)

Business Report

From July 1, 2025

to June 30, 2026

1.	Matters Concerning the Current Status of the Group ("Lead Real Estate Co., Ltd (the "Company") and its consolidated subsidiaries (collectively, the "Group")

(1)	Progress and Results of Project

During the consolidated fiscal year under review, the Japanese economy continued on a path of moderate recovery, backed by improvements in the employment and income environments. On the other hand, uncertainty remained in the environment surrounding the real estate industry, due to changes in the interest rate environment, persistently high construction costs, and exchange rate fluctuations, among other factors.

The real estate market in the Tokyo metropolitan area remained solid in terms of both actual and investment demand, and investment demand for lodging facilities also performed steadily against the backdrop of a recovery in inbound tourism demand.

Under these circumstances, the Group worked as one to promote its businesses, centering on the development and operation of luxury hotels (under the ENT TERRACE, JINRYU HOTEL, and GLOBAL DESIGN HOTEL brands), the development and sale of income-producing real estate (such as the Excelsior series), and the detached house and real estate sales business.

In March 2026, we opened 'JINRYU HOTEL ISE,' the first domestic property under the JINRYU brand.

As a result, for the consolidated fiscal year under review, net sales were 18,328 million yen, operating profit was 1,523 million yen, ordinary profit was 809 million yen, and profit attributable to owners of parent was 571 million yen.

In addition, because the Group operates the real estate-related business as a single reportable segment, information by segment has been omitted.

(2)	Financing

During the consolidated fiscal year under review, the Group raised 18,214 million yen through borrowings from financial institutions to fund the acquisition of land for business use and construction. No funds were raised through the issuance of new shares or bonds. The major lenders and the amounts raised are as follows.

Lender	Amount raised (Millions of yen)
SAISON FUNDEX CORPORATION	1,588
Mizuho Bank, Ltd.	1,585
THE SHIZUOKA BANK, LTD	1,530
NCS RE Capital Limited	1,264
ORIX Bank Corporation	1,241
The Chiba Bank, Ltd	1,003
SBI Shinsei Asset Finance Co., Ltd.	931
The Kagawa Bank, Ltd.	725
Others	8,347
Total	18,214

(3)	Capital Investment

The total amount of capital expenditures implemented by our Group during the current consolidated fiscal year under review totaled 817 million yen. The primary component was expenditures related to the progress of hotel construction works (JINRYU HOTEL ISE, JINRYU HOTEL IZUMO, SHINJUKU 1-CHOME etc: 781 million yen).

(4)	Assets and Profit and Loss：

①	Assets and profit/loss of the Company

Classification	23rd Fiscal Year Period ended June 30, 2023	24th Fiscal Year Period ended June 30, 2024	25th Fiscal Year Period ended June 30, 2025	26th Fiscal Year Period ended June 30, 2026
Net Sales (million yen)	17,325	18,845	18,589	17,888
Operating Profit (million yen)	1,227	1,110	2,151	1,516
Ordinary Profit (million yen)	811	820	1,589	775
Net Profit (million yen)	501	549	895	535
Net Profit per share (yen)	40.13	41.03	65.66	39.27
Net assets (million yen)	2,298	3,884	4,745	5,133
Total assets (million yen)	14,870	16,320	18,391	24,484
Net assets per share (yen)	183.90	284.75	347.86	376.32

(Note) Net income per share is calculated based on the average number of shares outstanding during the period.

②	Assets and profit/loss of the Group

Classification	26th Consolidated Fiscal Year Period ended June 30, 2026
Net Sales (million yen)	18,328
Operating Profit (million yen)	1,523
Ordinary Profit (million yen)	809
Profit attributable to the parent (million yen)	571
Net Profit per share (yen)	41.89
Net assets (million yen)	5,151
Total assets (million yen)	24,709
Net assets per share (yen)	377.64

(Note) As the Company has prepared consolidated financial statements since the current consolidated fiscal year, the assets and profit and loss of the Group are presented for the current consolidated fiscal year only.

(5)	Status of Major Organizational Restructuring, etc.

The Company carried out an absorption-type split, effective July 1, 2025, under which its hotel and inn (ryokan) business was transferred to LRE Management Co., Ltd (formerly Sojiya Japan Co., Ltd.; trade name changed on July 1, 2025), a wholly owned subsidiary of the Company.

In addition, the Company established GLOCALY Co., Ltd., as a wholly owned subsidiary on June 18th of 2026. At a meeting of the Board of Directors held on July 16th, 2026, after the end of the fiscal year, the Company resolved to transfer its DX business to GLOCALY Co., Ltd. through an absorption-type split (effective date: September 1st, 2026) and entered into an absorption-type split agreement on the same day.

Further details are provided in “(11) Other Important Matters Concerning the Current Status of the Group.”

(6)	Issues to be addressed

Our Group's future management issues and measures are as follows.

•	Achieving a public listing on a domestic capital market (Tokyo Stock Exchange Standard Market) and the development of capital policy and information disclosure system for that end.

•	Strengthening the consolidated management system: following the commencement of preparation of consolidated financial statements in the current fiscal year, developing and operating budget management, monthly closing and internal control on a Group-wide basis, including each Group company

•	Promptly developing the internal control system, including that of subsidiaries, and ensuring its appropriate operation

•	Thoroughly developing and operating Group management regulations, including the Regulations on the Management of Affiliated Companies

•	Strengthening management of land acquisition and development profitability and enhancing the financial base amid rising interest rates and construction costs

•	Strengthening the profitability of the hotel operation business (improving occupancy rates and ADR, and enhancing brand value)

•	Securing and developing human resources and further strengthening the compliance system

(7)	Principal Business（as of June 30, 2026）

The Group consists of the Company and its six consolidated subsidiaries. As a single segment of real estate-related business, the Group is engaged in the development and sale of detached houses and income-producing real estate (such as the Excelsior series), contracting for construction work, the operation of luxury hotels and inns (ryokan) (under the ENT TERRACE, JINRYU and GLOBAL DESIGN HOTEL brands), and the DX business, real estate management business and others.

(8)	Principal offices

Sales offices（as of June 30, 2026）

Name	Location
Head Offices	Shibuya-ku, Tokyo
Yokohama Branch	Yokohama City, Kanagawa Prefecture
Sapporo Branch	Sapporo, Hokkaido
Futakotamagawa Branch	Setagaya-ku, Tokyo
Shibuya Branch	Shibuya-ku, Tokyo
Gotanda Branch	Shinagawa-ku, Tokyo

Subsidiaries

Name	Location
Real Vision Co., Ltd. (Head Office, Shibuya-Sakuragaoka Branch and Aoyama Branch)	Shibuya-ku, Tokyo
LRE Management Co., Ltd.	Shibuya-ku, Tokyo
GLOCALY Co., Ltd.	Shibuya-ku, Tokyo

(9)	Status of Employees（as of June 30, 2026）

Category	Number of Employees	Comparison to the end of the previous consolidated period
Number of Employees (Corporate Group)	97	-
Number of Employees (Company)	60	-

(Note) As the current year marks the first year for the introduction of consolidated financial statements, the year-on-year comparison is not listed.

(10)	Major Lenders and Amount of Loan（as of June 30, 2026）：

Lender	Balance at the end of the year (million yen）
THE SHIZUOKA BANK, LTD	2,328
SAISON FUNDEX CORPORATION	1,832
Mizuho Bank Ltd	1,585
ORIX Bank Corporation	1,118
NCS RE Capital Limited	1,000

(11)	Other Important Matters Concerning the Group’s Current Status (Material Facts Regarding the Group's Situation That Arose After the Fiscal Year-End)

At a meeting of the Board of Directors held on July 16, 2026 (a written resolution pursuant to Article 370 of the Companies Act), the Company resolved to carry out an absorption-type split to transfer the rights and obligations related to the Company’s DX business to GLOCALY Co., Ltd. (capital: 10 million yen), a wholly-owned subsidiary established on June 18, 2026, and entered into an absorption-type split agreement on July 16 of the same year (effective date: September 1, 2026).

This absorption-type split is part of a business reorganization within the Group and is intended to strengthen expertise in the DX business and accelerate decision-making.

(12)	Status of Significant Subsidiaries (as of June 30, 2026)

Corporate Name	Capital stock	Percentage of voting rights held by the Company	Principal business
Real Vision Co., Ltd.	10 million yen	100%	Real estate rental management, leasing brokerage, management outsourcing, sales brokerage, insurance agency business, etc.
LRE Management Co., Ltd. (Note 2)	51 million yen	100%	Hotel and inn (ryokan) management business
LEAD REAL ESTATE GLOBAL CO., LTD.	100,000 U.S. dollars	100%	Real estate leasing business in the United States, etc.
LEAD REAL ESTATE HK Co., LIMITED	10,000 Hong Kong dollars	100%	Real estate business and investment business
GLOCALY Co., Ltd. (Note 3)	10 million yen	100%	DX business
LEAD REAL ESTATE Cayman Limited (Note 4)	1 U.S. dollar	0%	Real estate business and investment business

(Note) 1. The Company has prepared consolidated financial statements since the current consolidated fiscal year and includes the six companies listed above in the scope of consolidation.

2. The hotel and ryokan management business of LRE Management Co., Ltd. was transferred from the Company through an absorption-type split that took effect on July 1, 2025.

3. GLOCALY Co., Ltd. was established by the Company on June 18, 2026, and its DX business is scheduled to be transferred from the Company through an absorption-type split that will take effect on September 1, 2026.

4. Although the Company does not hold voting rights in LEAD REAL ESTATE Cayman Limited, an officer of the Company serves as the sole director (one director) of that company and the Company controls decisions on its financial and business policies; therefore, it is included in the scope of consolidation.

2.	Matters related to the Company's shares（As of June 30, 2026）

(1)	Total number of authorized shares: 50,000,000 shares

(2)	Total number of shares issued: 15,628,000 shares (including treasury shares 1,986,100)

(3)	Number of shareholders as of the end of the fiscal year: 26

(4)	Top 10 shareholders

	(As of June 30, 2026)
Name	No. of Shares	Ratio
Eiji Nagahara	12,234,474	89.68%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS	1,199,205	8.79%
Toshiyuki Aoki	45,455	0.33%
Daisuke Takahashi	45,455	0.33%
Masahiro Maki	27,273	0.20%
Kenichi Yokofujita	27,273	0.20%
Yukiko Minami	12,500	0.09%
Takashi Nihei	9,182	0.07%
Kenichi Honma	9,091	0.07%
Shinya Kawauchi	5,000	0.04%

Note: The Company holds 1,986,100 shares of treasury stock, but these are excluded from the list of major shareholders above. The ownership percentage is calculated as the ratio of the number of shares held to the number of shares remaining after deducting treasury stock from the total number of shares issued (15,628,000 shares), which is 13,641,900 shares.

3.	Matters concerning Stock Acquisition Rights, etc. of the Company

Not applicable.

4.	Matters Concerning Company Officers

(1)	Names of Directors（as of June 30, 2026)

Position	Name	Responsibilities and important concurrent positions
Representative Director and President	Eiji Nagahara	Representative Director and President, Real Vision Co., Ltd.
Representative Director and President, LRE Management Co., Ltd.
President and Director, GLOCALY Co., Ltd.
CEO, Lead Real Estate Global Co., Ltd.
CEO, Lead Real Estate HK Co., LIMITED
Director	Hidekazu Hamagishi	General Manager, Accounting Department Director, LRE Management Co., Ltd.
Director	Kenichi Honma	General Manager, Development Business Department II, General Manager, Yokohama Branch
Director (Audit and Supervisory Committee Member, full-time)	Akiya Ueki
Director (Audit and Supervisory Committee Member, part-time)	Hiroyuki Saito	Certified Public Accountant Representative, Saito Certified Public Accountant Office Managing Representative Partner, Mitsuba Audit Corporation
Director (Audit and Supervisory Committee Member, part-time)	Ryoma Iida	Attorney at Law Representative Attorney, Allegro Law Office

Note

1.	Directors (Audit & Supervisory Committee Members) Hiroyuki Saito and Ryoma Iida are outside directors as defined in Article 2, Item 15 of the Companies Act.

2.	Hidekazu Hamagishi and Kenichi Honma were appointed Managing Directors effective July 1, 2026.

(2)	Outline of Liability Limitation Agreements

The Company's Articles of Incorporation provide that the Company may enter into agreements with Directors who are Audit and Supervisory Committee Members to limit their liability for damages to the Company to a certain extent.Pursuant to the Articles of Incorporation, the Company has entered into liability limitation agreements with Mr. Akiya Ueki, Mr. Hiroyuki Saito and Mr. Ryoma Iida, Directors who are Audit and Supervisory Committee Members. Under these agreements, each such Director's liability for damages under Article 423, Paragraph 1 of the Companies Act is limited to the higher of JPY 1,000,000 or the minimum liability amount stipulated by laws and regulations, provided that the Director has acted in good faith and without gross negligence in performing his duties.

(3)	Summary of indemnity agreement

Not applicable.

(4)	Outline of Directors and Officers Liability Insurance Agreement

The Company has entered into a directors and officers liability insurance agreement with an insurance company, under which the Directors of the Company are the insured. The insurance premiums are borne in full by the Company, and the insured bear no actual premium burden. The insurance covers damages that may arise from the insured being held liable in connection with the execution of their duties or from receiving claims pursuing such liability (excluding cases falling under exemption clauses, such as acts committed with knowledge that they were in violation of laws or regulations).

(5)	Remuneration, etc. of Directors

①	Amount of remuneration, etc. of Directors for current fiscal year

•	Directors (excluding Audit and Supervisory Committee Members): 96,618 thousand yen (3 persons)

•	Directors (Audit and Supervisory Committee Members): 7,560 thousand yen (out of which 3,600 thousand yen is for Outside Directors) (3 persons)

•	Total: 104,178 thousand yen (of which 3,600 thousand yen is for Outside Directors)

②	Matters concerning the policy for determining the content of remuneration, etc. for each individual Director

Our basic policy is to have the Board of Directors discuss and decide on the amount of remuneration for each individual Director according to his/her role, position, and rank, within the maximum amount resolved at the General Meeting of Shareholders.　The amount shall be within a range that is reasonable in light of economic conditions and other circumstances, the responsibilities of the position, and the objective of securing excellent human resources.

Directors (Audit and Supervisory Committee Members) shall be paid only the basic remuneration in view of their duties.

③	Matters concerning resolutions of the General Meeting of Shareholders on remuneration, etc. of Directors

The maximum amount of remuneration for Directors (excluding Directors who are Audit and Supervisory Committee Members) was resolved at the 22nd Ordinary General Meeting of Shareholders held on September 29, 2022 to be 300,000 thousand yen per year (excluding the employee salaries of Directors who concurrently serve as employees).

The maximum amount of remuneration for Directors (Audit and Supervisory Committee Members) was resolved at the same General Meeting of Shareholders to be 15,000 thousand yen per year.

④	Matters concerning the determination of the details of remuneration, etc. of individual Directors

The specific amount and timing of payment to each director shall be determined by a resolution of the Board of Directors.

However, the amount of remuneration for each individual director (Audit and Supervisory Committee Member) shall be determined through consultation among the Audit and Supervisory Committee members.

⑤	Total amount of remuneration, etc. received by officers from the parent company, etc. or subsidiaries, etc. of the parent company, etc. (excluding the Company)

Not applicable.

(6)	Matters concerning Outside Officers

①	Outside Director Hiroyuki Saito

He is the Managing Representative Partner of Mitsuba Audit Corporation and the Representative of Saito Certified Public Accountant Office, and has no business interests whatsoever with our Company. He attended all 13 Board of Directors meetings and all 13 Audit and Supervisory Committee meetings held during the current fiscal year, and has contributed to ensuring the soundness and appropriateness of the Board’s decision-making by offering his opinions from his professional perspective as a certified public accountant.

②	Outside Director Ryoma Iida

He is the company representative of Allegro Law Office and has no business interests whatsoever with our company. He attended 12 out of 13 Board of Directors meetings and 12 out of 13 Audit and Supervisory Committee meetings held during the current fiscal year, and has contributed to ensuring the soundness and appropriateness of the Board’s decision-making by offering his professional perspective as a lawyer.

5.     Status of Accounting Auditor：

①	Name of Accounting Auditor: Ginga Audit Corporation

②	Amount of Remuneration, etc., for the Accounting Auditor for the Current Fiscal Year: 19,200 thousand yen

③	Content of Non-Audit Services: Not applicable.

④

Policy for Determining the Dismissal or Non-Reappointment of the Accounting Auditor: If the Audit and Supervisory Committee determines that it is necessary to do so, such as when there is an impediment to the execution of duties by the Accounting Auditor, the Committee shall determine the content of a proposal concerning the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Meeting of Shareholders.

In addition, if the Accounting Auditor is deemed to fall under any of the items stipulated in Article 340, Paragraph 1 of the Companies Act, the Audit and Supervisory Committee shall dismiss the Accounting Auditor based on the unanimous consent of all Audit and Supervisory Committee Members. In this case, an Audit and Supervisory Committee Member selected by the Audit and Supervisory Committee shall report the fact of the dismissal and the reasons for it at the first General Meeting of Shareholders convened after the dismissal.

6.    Outline of the system to ensure the appropriateness of business operations and the status of operation of such system

(1)	System to ensure the appropriateness of business operations

With regard to the systems to ensure the appropriateness of business operations (hereinafter in this section referred to as the "internal control system"), the Board of Directors of the Company resolved the "Regulations Concerning the Internal Control System" in June 2022. Under the Organizational Regulations and the Regulations on Segregation of Duties established after that resolution, the department in charge of the internal control system is the Corporate Planning Department, and the outline of the current system is as follows.

①	Basic matter

The Representative Director is responsible for overseeing the establishment and operation of the internal control system, while the Corporate Planning Department serves as the department in charge of these operations. The system covers the Company’s subsidiaries as well as other companies within the Group that are specifically designated by the Company as significant to its consolidated business operations. Our basic policy for establishing this system is to build a framework that enhances corporate value by improving the efficiency, effectiveness, and profitability of business activities; ensuring the propriety and accuracy of financial statement preparation; upholding compliance with laws, regulations, and social norms while maintaining sound corporate governance; safeguarding company assets; and establishing and operating an effective internal control system.

②	Matters related to the development of the system

The following systems shall be established to build an internal control system.

1.	System to ensure that the execution of duties by directors and employees complies with laws, regulations, and the Articles of Incorporation

All officers and employees shall comply with the Compliance Regulations as a code of conduct in the execution of their duties.

In order to establish, develop, and maintain a compliance system, the Company shall establish an Internal Audit Office, which shall periodically monitor the status of internal operations and investigate the status of compliance with laws, the Articles of Incorporation, and internal regulations in the execution of business operations.

The Internal Audit Office shall notify the departments concerned of the results of its investigations, request improvements, and report to the Board of Directors and the Audit and Supervisory Committee as appropriate.

2.	System for Storage and Management of Information Related to Execution of Duties by Directors

The Company shall appropriately store and manage information such as minutes of the General Meeting of Shareholders, minutes of the Board of Directors meetings, etc., and maintain a management system that enables prompt response to requests for inspection by relevant parties.

3.	Regulations and other systems for managing risk of loss

•	The Company shall strive to prevent the occurrence of risks by clearly defining procedures for business execution in its internal regulations.

•	The department in charge of Group-wide risk management shall be the Corporate Planning Department of the Company.

•	Each Group company shall constantly identify its own risks, consider and implement risk countermeasures as necessary, and report to the Corporate Planning Department on the evaluation, improvement measures, etc.

4.	System to Ensure Efficient Execution of Duties by Directors

The Board of Directors shall hold a regular meeting once a month, as well as flexible extraordinary meetings as necessary, to facilitate prompt management decision-making and to ensure communication among directors.

In addition, the Company has introduced an executive officer system under which each executive officer is delegated authority to execute operations under the direction and supervision of the Board of Directors in order to improve management efficiency.

5.	System to ensure the appropriateness of operations of the corporate group consisting of the stock company and its subsidiaries

The Company shall implement corporate governance for the Company group as a whole and develop a compliance system, risk management system, and internal control system.

In addition, the Company shall dispatch officers to subsidiaries, and the director in charge of each subsidiary shall report on the operations of the subsidiary and the status of execution of duties by directors and others at important meetings such as the Company's Board of Directors meetings.

6.	The system for employees to assist Audit and Supervisory Committee members in the performance of their duties when such assistance is requested by the Audit and Supervisory Committee members, the system for ensuring the independence of such employees from Directors, and the effectiveness of instructions given to such employees by the Audit and Supervisory Committee members.

When requested by Audit and Supervisory Committee members to assign employees to assist them in their duties, the Company will assign staff as necessary, after consulting with Audit and Supervisory Committee members. Personnel transfers and evaluations of such staff members shall be determined with the prior consent of full-time Audit and Supervisory Committee Members, thereby ensuring their independence from Directors.

In principle, such staff members shall be full-time employees and shall not receive instructions or orders from directors or other employees.

7.	Systems for reporting to Audit and Supervisory Committee members by Directors and employees, systems for reporting to Audit and Supervisory Committee members by persons who receive reports from Directors and employees of subsidiaries of the Company, systems to ensure that persons making such reports are not treated unfairly because of such reports, and other systems to ensure that the audits of Audit and Supervisory Committee members are conducted effectively.

Directors shall regularly report on the status of the execution of their duties and other matters at meetings of the Board of Directors and other important meetings attended by Audit and Supervisory Committee members. In addition, directors and employees of the Company and its subsidiaries shall promptly report to the Audit and Supervisory Committee members any occurrence or threat of occurrence of material matters affecting the operations and business performance of the Company and its subsidiaries.

The Audit and Supervisory Committee members may request reports from the directors, employees, etc. of the Company and its subsidiaries regarding the aforementioned matters reported and the status of business execution. Any disadvantageous treatment of a person who makes such a report shall be prohibited.

Furthermore, the Audit and Supervisory Committee members shall maintain cooperation with the accounting auditors or the hotline contact as necessary to exchange information and opinions as appropriate and to enhance their audits.

8.	Matters concerning the policy on procedures for advance payment or reimbursement of expenses incurred in the performance of duties by Audit and Supervisory Committee Members and other matters concerning the treatment of expenses or debts

In the event that an Audit and Supervisory Committee member requests payment of expenses incurred in the performance of his/her duties, the Company will promptly pay such expenses unless such expenses are clearly deemed not necessary for the performance of his/her duties.

9.	System for Eliminating Antisocial Forces

We do not have any business relationships with antisocial forces or groups that threaten the order and safety of society, and if we receive any unreasonable demands from antisocial forces, the entire organization will take a resolute stance in dealing with them.

(2)   Overview of the status of operation of the systems to ensure the appropriateness of business operations

①	Basic matters

The development of the internal control system, including that of subsidiaries, remains insufficient.

In the next fiscal year, the Company aims to promptly develop the internal control system and operate it appropriately.

②	Matters concerning the development of the systems

1.	System to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation

During the current fiscal year, to strengthen risk management, the Risk and Compliance Management Committee continued to hold deliberations every three months (five meetings during the year, including one extraordinary meeting).

With regard to compliance activities, four training sessions were conducted for officers and employees during the year (refresher training on harassment, training on customer harassment, training on the Act on Prevention of Transfer of Criminal Proceeds, and training on contracting agreements). In addition, the Internal Audit Office continues to conduct audits of the compliance of each department's operations with laws, regulations, internal rules, etc., and the results of internal audits are reported to the Representative Director and President and the Audit and Supervisory Committee.

2.	System for the storage and management of information related to the execution of duties by directors

During the current fiscal period, delays have occurred in the preparation and retention of certain important information including meeting minutes. Going forward, we will ensure that minutes of board meetings and other relevant documents are prepared and retained without delay.

3.	Regulations and other systems for managing risk of loss

The Regulations Concerning the Internal Control System, the Information Management Regulations, the Credit Management Regulations, the Seal Management Regulations, the Regulations for the Exclusion of Antisocial Forces, the Insider Trading Prevention Regulations, the Document Management Regulations, the Regulations on the Management of Regulations and other regulations continue to require a review of their contents to enhance their effectiveness, in light of changes in social and legal requirements and changes in the Company's operational realities and organizational structure (including the change of the department in charge of the internal control system).

Going forward, the Company will promptly update and revise each regulation while ensuring thorough awareness among officers and employees through training and other measures.

4.	Systems to Ensure Efficient Execution of Duties by Directors

Regular meetings of the Board of Directors were held once a month, and extraordinary meetings of the Board of Directors were held, and written resolutions were adopted flexibly as necessary.

5.	System to ensure the appropriateness of operations in the Group consisting of the Company and its subsidiaries

With regard to the operations of subsidiaries and the status of execution of duties by their directors, etc., reports, communications and consultations are made to the Representative Director and President of the Company as appropriate; however, reporting to the Board of Directors of the Company is not sufficient.

Going forward, the Company will establish Group-wide rules on corporate governance and require subsidiaries to report regularly to the Board of Directors of the Company.

6.	Systems concerning employees assigned to assist Audit and Supervisory Committee members with their duties, in cases where such members have requested the assignment of such employees.

The Audit and Supervisory Committee made no such request during the fiscal year.

Should such a request be made, the Company will respond in accordance with the matters decided in (1) ② above.

7.	Systems for reporting to Audit and Supervisory Committee Members by Directors and employees, systems for reporting to Audit and Supervisory Committee Members by persons who receive reports from Directors, employees, etc. of subsidiaries of the Company, systems to ensure that persons making such reports are not treated unfavorably because of such reports, and other systems to ensure that audits by Audit and Supervisory Committee Members are conducted effectively

An appropriate environment has been secured for the Audit and Supervisory Committee Members to receive reports from officers and employees, as well as opportunities for necessary exchange of information with the Accounting Auditor or the person in charge of the whistleblowing hotline.

8.	Matters concerning the policy on procedures for advance payment or reimbursement of expenses incurred in the performance of duties by Audit and Supervisory Committee Members and other matters concerning the treatment of expenses or debts

The Audit and Supervisory Committee made no such request during the fiscal year.

Should such a request be made, the Company will respond in accordance with the matters decided in (1) ② above.

9.	System for Eliminating Antisocial Forces

During the current fiscal year, checks for antisocial forces were conducted using Internet-based information services; however, operation based on the Regulations for the Exclusion of Antisocial Forces has not yet been achieved.

Going forward, the Company aims to promptly develop the system and operate it appropriately.

(Note) The amounts stated in this business report are rounded down to the nearest unit.

Consolidated Balance Sheet

(As of June 30, 2026)

(Unit: Thousands of yen)

Assets	Amount	Liabilities and net assets	Amount
Current assets	22,183,349	Current liabilities	12,627,102
Cash and deposits	2,701,004	Accounts payable - trade	840,281
Accounts receivable - trade	74,561	Short-term borrowings	7,533,546
Contract assets	87,149	Current portion of long-term borrowings	3,270,333
Real estate for sale	16,938,107	Lease liabilities	15,685
Merchandise	161	Income taxes payable	40,886
Supplies	4,700	Contract liabilities	615,323
Costs on uncompleted construction contracts	1,625,311	Provision for warranties for completed construction	22,115
Other	754,539	Provision for rent guarantees	76,596
Allowance for doubtful accounts	(2,186)	Other	212,335
Non-current assets	2,526,575	Non-current liabilities	6,931,080
Property, plant and equipment	1,826,830	Long-term borrowings	6,736,045
Buildings and structures	915,407	Lease liabilities	33,413
Machinery, equipment and vehicles	599	Provision for retirement benefits for directors	149,488
Land	435,211	Asset retirement obligations	3,395
Leased assets	44,054	Other	8,737
Construction in progress	397,993	Total liabilities	19,558,182
Other	33,564	NET ASSETS
Intangible assets	13,646	Shareholders' equity	5,133,116
Other	13,646	Share capital	731,041
Investments and other assets	686,098	Capital surplus	679,197
Investment securities	30,634	Retained earnings	3,876,999
Long-term loans receivable	5,500	Treasury shares	(154,121)
Deferred tax assets	126,052	Accumulated other comprehensive income	18,625
Other	529,411	Valuation difference on available-for-sale securities	(6,173)
Allowance for doubtful accounts	(5,500)	Foreign currency translation adjustment	24,799
Total assets	24,709,925	Total net assets	5,151,742
		Total liabilities and net assets	24,709,925

(Note) Amounts are rounded down to the nearest thousand yen.

Consolidated Statement of Income

(From July 1, 2025 to June 30, 2026)

(Unit: Thousands of yen)

Item	Amount
Net sales
Real estate sales	16,806,881
Construction revenue	808,510
Hotel and ryokan business revenue	432,001
Other	281,379	18,328,771
Cost of sales
Cost of real estate sales	13,728,140
Cost of construction revenue	753,118
Cost of hotel and ryokan business	403,558
Other	144,898	15,029,717
Gross profit		3,299,054
Selling, general and administrative expenses		1,775,959
Operating profit		1,523,095
Non-operating income
Interest and dividend income	2,680
Contract cancellation penalty income	45,000
Gain on valuation of interest rate swaps	48,600
Other	7,930	104,210
Non-operating expenses
Interest expenses	621,612
Loan commission	185,643
Other	10,991	818,247
Ordinary profit		809,059
Extraordinary income
Settlement income	51,680
Gain on sale of investment securities	21,230
Other	342	73,254
Extraordinary losses
Loss on valuation of investment securities	18,568
Other	1,613	20,181
Profit before income taxes		862,131
Income taxes - current	293,589
Income taxes - deferred	(2,968)	290,621
Profit		571,509
Profit attributable to owners of parent		571,509

(Note) Amounts are rounded down to the nearest thousand yen.

Consolidated Statement of Changes in Equity

(From July 1, 2025 to June 30, 2026)

(Unit: Thousands of yen)

Shareholders' equity

	Share capital	Capital surplus	Retained earnings	Treasury shares	Total shareholders' equity
Balance at beginning of period	731,041	679,197	3,441,908	(154,121)	4,698,025
Changes during period
Dividends of surplus	―	―	(136,419)	―	(136,419)
Profit attributable to owners of parent	―	―	571,509	―	571,509
Net changes in items other than shareholders' equity	―	―	―	―	―
Total changes during period	―	―	435,090	―	435,090
Balance at end of period	731,041	679,197	3,876,999	(154,121)	5,133,116

Accumulated other comprehensive income / Total net assets

	Valuation difference on available-for-sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive income	Total net assets
Balance at beginning of period	4,847	22,229	27,077	4,725,103
Changes during period
Dividends of surplus	―	―	―	(136,419)
Profit attributable to owners of parent	―	―	―	571,509
Net changes in items other than shareholders' equity	(11,020)	2,570	(8,451)	(8,451)
Total changes during period	(11,020)	2,570	(8,451)	426,639
Balance at end of period	(6,173)	24,799	18,625	5,151,742

(Note) Amounts are rounded down to the nearest thousand yen.

Notes to Consolidated Financial Statements

Notes on significant matters forming the basis of preparing consolidated financial statements

(1) Matters concerning the scope of consolidation

①  Status of consolidated subsidiaries

Number of consolidated subsidiaries: 6

Names of consolidated subsidiaries:
Real Vision Co., Ltd
LRE Management Co., Ltd
GLOCALY Co., Ltd
LEAD REAL ESTATE GLOBAL Co., LTD
LEAD REAL ESTATE HK Co., LIMITED

Although the Company does not hold voting rights in LEAD REAL ESTATE Cayman Limited, the Company substantially controls decisions on its financial and business policies through the dispatch of officers; therefore, it is treated as a subsidiary and included in the scope of consolidation.

②  Status of non-consolidated subsidiaries

Name of non-consolidated subsidiary       JP Syuhan Co., Ltd

Although the Company does not hold voting rights in the above non-consolidated subsidiary, the Company substantially controls decisions on its financial and business policies through the dispatch of officers, etc., and therefore treats it as a subsidiary. The subsidiary is small in scale, and its total assets, net sales, profit or loss (the amount corresponding to the Company's equity interest) and retained earnings (the amount corresponding to the Company's equity interest) have no material effect on the consolidated financial statements; therefore, it is excluded from the scope of consolidation.

(2) Matters concerning application of the equity method

There are no non-consolidated subsidiaries or associates accounted for by the equity method. The non-consolidated subsidiary JP Syuhan Co., Ltd is excluded from the scope of application of the equity method because, in terms of its profit or loss (the amount corresponding to the Company's equity interest) and retained earnings (the amount corresponding to the Company's equity interest), its exclusion from the equity method has an immaterial effect on the consolidated financial statements and it is not material as a whole.

(3) Matters concerning the fiscal years of consolidated subsidiaries

The fiscal year-end of the consolidated subsidiaries coincides with the consolidated fiscal year-end.

(4) Notes on matters concerning significant accounting policies Valuation standards and methods for assets

•	Securities

Securities other than shares, etc. without market prices: Stated at fair value based on market prices, etc. at the fiscal year-end (valuation differences are recorded directly in net assets and the cost of securities sold is calculated by the moving-average method).

Shares, etc. without market prices: Stated at cost determined by the moving-average method.

•	Derivatives

Stated at fair value.

•	Inventories

Real estate for sale: Stated at cost determined by the specific identification method (the amount on the balance sheet is calculated by writing down the book value to reflect declines in profitability).

Costs on uncompleted construction contracts: Stated at cost determined by the specific identification method (the amount on the balance sheet is calculated by writing down the book value to reflect declines in profitability).

Merchandise and supplies: Stated at cost determined by the moving-average method (the amount on the balance sheet is calculated by writing down the book value to reflect declines in profitability).

Depreciation and amortization methods for significant non-current assets

•	Property, plant and equipment

The declining-balance method is applied. However, the straight-line method is applied to buildings (excluding facilities attached to buildings) acquired on or after April 1, 1998, and to facilities attached to buildings and structures acquired on or after April 1, 2016.

The principal useful lives are as follows:

Buildings	4 to 50 years
Structures	15 to 30 years
Tools, furniture and fixtures	4 to 20 years

•	Intangible assets

The straight-line method is applied. Software for internal use is amortized by the straight-line method over the estimated internal useful life (5 years).

•	Leased assets

The straight-line method is applied, with the lease term as the useful life and a residual value of zero.

Accounting standards for provisions

•	Allowance for doubtful accounts

To provide for losses from bad debts, the Company records an estimated uncollectible amount based on the historical bad debt ratio for general receivables and on an assessment of collectability for specific receivables such as doubtful accounts.

•	Provision for retirement benefits for directors

To provide for the payment of retirement benefits to directors, the Company records the amount required to be paid at the fiscal year-end in accordance with the Regulations on Retirement Benefits for Officers.

•	Provision for warranties for completed construction

To provide for expenses such as defect warranties on completed construction, the Company records the estimated future expenditures based on the actual ratios for the current and past fiscal years.

•	Provision for rent guarantees

To provide for losses relating to rent guarantees, the Company records the estimated future expenditures based on the historical ratios.

Accounting standards for significant revenues and expenses

•	Real estate sales business

The real estate sales business mainly sells land, detached houses, offices and condominiums. Revenue is recognized at the point in time when the customer (buyer) obtains control of the real estate, etc., through the fulfillment of the delivery obligation stipulated in the sales contract for the real estate, etc.

•	Construction business

In the construction business, the Company enters into construction contracts with customers for detached houses, rental housing, hotels, etc., and assumes the performance obligation to carry out construction work based on such contracts. The Company has determined that the performance obligations under these contracts are satisfied over a period of time, and recognizes revenue based on the progress toward satisfaction of the performance obligation, except for construction that is of small amount or completed within a short period.

The progress toward satisfaction of the performance obligation is estimated based on the ratio of actual construction output to the total contracted construction output (output method).

Where the progress of a contract cannot be reasonably estimated, revenue reflecting the status of satisfaction of the performance obligation cannot be recognized appropriately; in such cases, the cost recovery method is applied and revenue is not recognized until recovery of the costs incurred is confirmed.

Other significant matters forming the basis of preparing consolidated financial statements

•	Translation of foreign currency-denominated assets and liabilities

Monetary receivables and payables denominated in foreign currencies are translated into yen at the spot exchange rate on the fiscal year-end date, and translation differences are recognized as profit or loss. The assets and liabilities of foreign subsidiaries are translated into yen at the spot exchange rate on the consolidated fiscal year-end date, and their revenues and expenses are translated at the average exchange rate for the period; translation differences are included in foreign currency translation adjustment under net assets.

•	Amounts are rounded down to the nearest thousand yen.

Notes on significant accounting estimates

①  Construction revenue recognized over a period of time

•	Amount recorded in the consolidated financial statements for the current consolidated fiscal year: 314,545 thousand yen

•	Information on the details of significant accounting estimates for the identified item

Construction revenue recognized over a period of time under the output method is recorded based on reasonably estimated total construction revenue, total construction costs and the progress toward satisfaction of the performance obligation at the fiscal year-end. As such estimates involve a certain degree of uncertainty, if a revision of the estimates becomes necessary, construction revenue may change and affect the results of operations in subsequent consolidated fiscal years.

Notes to the consolidated balance sheet

①  Assets pledged as collateral and secured liabilities

•	Assets pledged as collateral

Cash and deposits	20,029 thousand yen
Real estate for sale	16,916,525 thousand yen
Buildings and structures	668,509 thousand yen
Machinery, equipment and vehicles	151,900 thousand yen
Land	392,524 thousand yen
Total	18,149,487 thousand yen

* Assets pledged as collateral are stated at acquisition cost.

•	Secured liabilities

Short-term borrowings	7,378,840 thousand yen
Current portion of long-term borrowings	3,208,833 thousand yen
Long-term borrowings	6,485,778 thousand yen
Total	17,073,451 thousand yen

②  Accumulated depreciation of property, plant and equipment

Buildings and structures	202,220 thousand yen
Machinery, equipment and vehicles	151,814 thousand yen
Leased assets	28,075 thousand yen
Other	36,652 thousand yen
Total	418,763 thousand yen

Notes to the consolidated statement of changes in equity

①  Class and number of shares issued as of the end of the current consolidated fiscal year

Common shares	15,628,000 shares

②  Matters concerning dividends

•	Dividends paid

A proposal for the distribution of surplus was resolved at the Ordinary General Meeting of Shareholders held on September 29, 2025.

Class of shares	Common shares
Total amount of dividends	136,419,000 yen
Source of dividends	Retained earnings
Dividend per share	10 yen
Record date	June 30, 2025
Effective date	September 30, 2025

•	Dividends whose record date falls in the current consolidated fiscal year but whose effective date falls in the following fiscal year

The following matters concerning dividends on common shares are proposed as an agenda item for the Ordinary General Meeting of Shareholders to be held on September 29, 2026.

Class of shares	Common shares
Total amount of dividends	136,419,000 yen
Source of dividends	Retained earnings
Dividend per share	10 yen
Record date	June 30, 2026
Effective date	September 30, 2026

Notes on financial instruments

①  Matters concerning the status of financial instruments

•	Policy on financial instruments

The Company limits the investment of funds to short-term deposits, etc. Necessary funds are raised through indirect financing by bank borrowings. Investment of funds is limited to deposits, etc. in order to secure liquidity and safety of funds.

•	Details of financial instruments and related risks

Investment securities held by the Company are mainly shares of investee companies and are exposed to the credit risk of the issuers and the risk of fluctuations in market prices; in addition, unlisted shares have low liquidity.

•	Risk management system for financial instruments

(a) Management of issuers' credit risk: The Company monitors the management status of investees as needed and on a regular basis, and endeavors to identify at an early stage any deterioration in financial condition or delays in business plans.

(b) Management of market risk: For listed companies among investment securities, the Company continuously monitors fair values and the management status of the issuers.

(c) Management of liquidity risk related to financing: The Company manages liquidity risk by monitoring cash receipts and payments and regularly preparing cash flow plans.

②  Matters concerning fair values, etc. of financial instruments

Of the financial instruments as of June 30, 2026, financial instruments other than long-term borrowings are considered immaterial in amount or are settled in a short period of time so that their fair values approximate their book values; therefore, information on fair values, etc. is omitted.

The balance sheet amount, fair value and difference of long-term borrowings are as follows.

(Unit: Thousands of yen)

Classification	Balance sheet amount	Fair value	Difference
Long-term borrowings (including current portion)	10,006,378	8,610,043	1,396,335

Notes on per share information

Net assets per share	377.64 yen
Net income per share	41.89 yen

Notes on revenue recognition

•	Information for understanding the amount of revenue

As described in "Accounting standards for significant revenues and expenses" under "Notes on matters concerning significant accounting policies."

Additional information

Change in the purpose of holding assets

During the current consolidated fiscal year, in connection with a review of its business policy, the Company changed the purpose of holding a portion of its hotel real estate to holding for sale. As a result, 825,043 thousand yen was transferred to real estate for sale and costs on uncompleted construction contracts.

Independent Auditor s Report

Independent Auditor’s Report

September 2, 2026

To the Board of Directors of

Lead Real Estate Co., Ltd

Ginga Audit Corporation

Tokyo Office

Hitoshi Kinoshita, Certified Public Accountant

Representative Partner, Engagement Partner

Fumiaki Yoshimura, Certified Public Accountant

Representative Partner, Engagement Partner

Audit Opinion

We have audited the consolidated financial statements of Lead Real Estate Co., Ltd (the “Company”) for the consolidated fiscal year from July 1, 2025 to June 30, 2026, namely, the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in shareholders’ equity and the notes to the consolidated financial statements, pursuant to the provisions of Article 444, Paragraph 4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the corporate group consisting of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements, in accordance with accounting principles generally accepted in Japan.

Basis for Audit Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Company and its consolidated subsidiaries in accordance with the provisions on professional ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and disclosure of the other information. The Audit and Supervisory Committee is responsible for overseeing the Directors’ performance of their duties in establishing and operating the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, and to remain alert for indications that the other information appears to be materially misstated apart from such material inconsistencies.

If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit and Supervisory Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan. This includes the design, implementation and maintenance of internal control determined by management to be necessary to enable the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing whether it is appropriate to prepare the consolidated financial statements on a going concern basis and for disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit and Supervisory Committee is responsible for overseeing the Directors’ performance of their duties in the design and operation of the financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion on the consolidated financial statements from an independent point of view. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•   Identify and assess the risks of material misstatement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. The selection and application of audit procedures are at the auditor’s discretion. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•    Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, when performing risk assessment procedures, although the purpose of the audit of the consolidated financial statements is not to express an opinion on the effectiveness of internal control.

•    Evaluate the appropriateness of accounting policies used and the method of their application, as well as the reasonableness of accounting estimates made by management and the adequacy of related disclosures.

•    Conclude on the appropriateness of management’s use of the going concern basis of accounting in preparing the consolidated financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to express a qualified opinion with an exception on the consolidated financial statements. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•    Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the consolidated financial statements, including the related disclosures, and whether the consolidated financial statements represent the underlying transactions and accounting events in a manner that achieves fair presentation.

•    Plan and perform the audit of the consolidated financial statements in order to obtain sufficient and appropriate audit evidence regarding the financial information of the Company and its consolidated subsidiaries as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the consolidated financial statements. We remain solely responsible for our audit opinion.

We communicate with the Audit and Supervisory Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit, and other matters required by auditing standards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its engagement partners do not have any interest in the Company or its consolidated subsidiaries that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

End

Non-consolidated Balance Sheet

(As of June 30, 2026)

(Unit: Thousands of yen)

Assets	Amount	Liabilities and net assets	Amount
Current assets	21,967,795	Current liabilities	12,518,052
Cash and deposits	2,520,371	Accounts payable - trade	826,293
Accounts receivable - trade	31,185	Contract liabilities	611,205
Contract assets	87,149	Short-term borrowings	7,533,546
Real estate for sale	16,926,156	Current portion of long-term borrowings	3,268,551
Merchandise	84	Accounts payable - other	85,580
Supplies	3,770	Accrued expenses	10,305
Costs on uncompleted construction contracts	1,625,311	Deposits received	24,471
Advance payments	459,171	Income taxes payable	34,000
Prepaid expenses	62,267	Provision for warranties for completed construction	22,115
Accounts receivable - other	13,143	Provision for rent guarantees	76,596
Advances paid	8,181	Deposits received from silent partnerships	4,320
Consumption taxes receivable	212,246	Lease liabilities	15,685
Other	20,940	Other	5,382
Allowance for doubtful accounts	(2,186)	Non-current liabilities	6,832,367
Non-current assets	2,516,288	Long-term borrowings	6,636,641
Property, plant and equipment	1,637,615	Long-term accounts payable - other	8,737
Buildings	774,056	Provision for retirement benefits for directors	149,488
Structures	716	Guarantee deposits received	2,634
Tools, furniture and fixtures	19,863	Lease liabilities	33,413
Lump-sum depreciable assets	3,218	Asset retirement obligations	1,452
Land	397,113	Total liabilities	19,350,420
Construction in progress	397,993	NET ASSETS
Leased assets	44,054	Shareholders' equity	5,139,837
Other	599	Share capital	731,041
Intangible assets	12,270	Capital surplus	675,186
Software	10,520	Legal capital surplus	611,001
Other	1,750	Other capital surplus	64,185
Investments and other assets	866,402	Retained earnings	3,887,731
Investment securities	30,634	Legal retained earnings	20,234
Shares of subsidiaries and associates	106,056	Other retained earnings	3,867,497
Investments in capital	132,535	Retained earnings brought forward	3,867,497
Long-term loans receivable	5,000	Treasury shares	(154,121)
Long-term loans receivable from subsidiaries and associates	213,693	Valuation and translation adjustments	(6,173)
Long-term prepaid expenses	18,904	Valuation difference on available-for-sale securities	(6,173)
Guarantee deposits	94,305	Total net assets	5,133,664
Insurance funds	25,441	Total liabilities and net assets	24,484,084
Long-term deposits	77,416
Interest rate swap assets	42,047
Deferred tax assets	162,461
Other	21,573
Allowance for doubtful accounts	(63,667)
Total assets	24,484,084

(Note) Amounts are rounded down to the nearest thousand yen.

Non-consolidated Statement of Income

(From July 1, 2025 to June 30, 2026)

(Unit: Thousands of yen)

Item	Amount
Net sales
Real estate sales	16,806,881
Construction revenue	808,510
Hotel and ryokan business revenue	126,443
Other	146,597	17,888,432
Cost of sales
Cost of real estate sales	13,740,737
Cost of construction revenue	753,118
Cost of hotel and ryokan business	140,847
Other	100,540	14,735,243
Gross profit		3,153,188
Selling, general and administrative expenses		1,636,830
Operating profit		1,516,358
Non-operating income
Interest and dividend income	2,569
Contract cancellation penalty income	45,000
Gain on valuation of interest rate swaps	48,600
Other	9,172	105,342
Non-operating expenses
Interest expenses	616,029
Guarantee commission	6,792
Loan commission	185,643
Provision of allowance for doubtful accounts	33,186
Other	4,198	845,851
Ordinary profit		775,849
Extraordinary income
Settlement income	51,680
Gain on sale of investment securities	21,230
Other	342	73,254
Extraordinary losses
Loss on valuation of investment securities	18,568
Loss on valuation of shares of subsidiaries and associates	27,305
Other	1,613	47,486
Profit before income taxes		801,616
Income taxes - current		286,673
Income taxes - deferred		(20,717)
Profit		535,660

(Note) Amounts are rounded down to the nearest thousand yen.

Non-consolidated Statement of Changes in Equity

(From July 1, 2025 to June 30, 2026)

(Unit: Thousands of yen)

Shareholders' equity (1)

	Share capital	Legal capital surplus	Other capital surplus	Total capital surplus
Balance at beginning of period	731,041	611,001	64,185	675,186
Changes during period
Dividends of surplus	―	―	―	―
Provision of legal retained earnings from dividends	―	―	―	―
Profit	―	―	―	―
Net changes in items other than shareholders' equity	―	―	―	―
Total changes during period	―	―	―	―
Balance at end of period	731,041	611,001	64,185	675,186

Shareholders' equity (2)

	Legal retained earnings	Other retained earnings (Retained earnings brought forward)	Total retained earnings	Treasury shares	Total shareholders' equity
Balance at beginning of period	6,592	3,481,898	3,488,490	(154,121)	4,740,596
Changes during period
Dividends of surplus	―	(136,419)	(136,419)	―	(136,419)
Provision of legal retained earnings from dividends	13,641	(13,641)	―	―	―
Profit	―	535,660	535,660	―	535,660
Net changes in items other than shareholders' equity	―	―	―	―	―
Total changes during period	13,641	385,600	399,241	―	399,241
Balance at end of period	20,234	3,867,497	3,887,730	(154,121)	5,139,837

Valuation and translation adjustments / Total net assets

	Valuation difference on available-for- sale securities	Total valuation and translation adjustments	Total net assets
Balance at beginning of period	4,848	4,848	4,745,444
Changes during period
Dividends of surplus	―	―	(136,419)
Provision of legal retained earnings from dividends	―	―	―
Profit	―	―	535,660
Net changes in items other than shareholders' equity	(11,021)	(11,021)	(11,021)
Total changes during period	(11,021)	(11,021)	388,220
Balance at end of period	(6,173)	(6,173)	5,133,664

(Note) Amounts are rounded down to the nearest thousand yen.

Notes to Non-consolidated Financial Statements

Notes on matters concerning significant accounting policies

Valuation standards and methods for assets

•	Shares of subsidiaries and associates: Stated at cost determined by the moving-average method.

•	Available-for-sale securities

Securities other than shares, etc. without market prices: Stated at fair value based on market prices, etc. at the fiscal year-end (valuation differences are recorded directly in net assets and the cost of securities sold is calculated by the moving-average method).

Shares, etc. without market prices: Stated at cost determined by the moving-average method.

•	Derivatives

Stated at fair value.

•	Inventories

Real estate for sale: Stated at cost determined by the specific identification method (the amount on the balance sheet is calculated by writing down the book value to reflect declines in profitability).

Costs on uncompleted construction contracts: Stated at cost determined by the specific identification method (the amount on the balance sheet is calculated by writing down the book value to reflect declines in profitability).

Merchandise and supplies: Stated at cost determined by the moving-average method (the amount on the balance sheet is calculated by writing down the book value to reflect declines in profitability).

Depreciation and amortization methods for non-current assets

•	Property, plant and equipment

The declining-balance method is applied. However, the straight-line method is applied to buildings (excluding facilities attached to buildings) acquired on or after April 1, 1998, and to facilities attached to buildings and structures acquired on or after April 1, 2016.

The principal useful lives are as follows:

Buildings	4 to 50 years

Structures	15 to 30 years

Tools, furniture and fixtures	4 to 20 years

•	Intangible assets

The straight-line method is applied. Software for internal use is amortized by the straight-line method over the estimated internal useful life (5 years).

•	Leased assets

The straight-line method is applied, with the lease term as the useful life and a residual value of zero.

Accounting standards for provisions

•	Allowance for doubtful accounts

To provide for losses from bad debts, the Company records an estimated uncollectible amount based on the historical bad debt ratio for general receivables and on an assessment of collectability for specific receivables such as doubtful accounts.

•	Provision for retirement benefits for directors

To provide for the payment of retirement benefits to directors, the Company records the amount required to be paid at the fiscal year-end in accordance with the Regulations on Retirement Benefits for Officers.

•	Provision for warranties for completed construction

To provide for expenses such as defect warranties on completed construction, the Company records the estimated future expenditures based on the actual ratios for the current and past fiscal years.

•	Provision for rent guarantees

To provide for losses relating to rent guarantees, the Company records the estimated future expenditures based on the historical ratios.

Accounting standards for revenues and expenses

•	Real estate sales business

The real estate sales business mainly sells land, detached houses, offices and condominiums. Revenue is recognized at the point in time when the customer (buyer) obtains control of the real estate, etc., through the fulfillment of the delivery obligation stipulated in the sales contract for the real estate, etc.

•	Construction business

In the construction business, the Company enters into construction contracts with customers for detached houses, rental housing, hotels, etc., and assumes the performance obligation to carry out construction work based on such contracts. The Company has determined that the performance obligations under these contracts are satisfied over a period of time, and recognizes revenue based on the progress toward satisfaction of the performance obligation, except for construction that is of small amount or completed within a short period.

The progress toward satisfaction of the performance obligation is estimated based on the ratio of actual construction output to the total contracted construction output (output method).

Where the progress of a contract cannot be reasonably estimated, revenue reflecting the status of satisfaction of the performance obligation cannot be recognized appropriately; in such cases, the cost recovery method is applied and revenue is not recognized until recovery of the costs incurred is confirmed.

Other significant matters forming the basis of preparing financial statements

•	Translation of foreign currency-denominated assets and liabilities

Monetary receivables and payables denominated in foreign currencies are translated into yen at the spot exchange rate on the fiscal year-end date, and translation differences are recognized as profit or loss.

•	Amounts are rounded down to the nearest thousand yen.

Notes on accounting estimates

①	Construction revenue recognized over a period of time

•	Amount recorded in the financial statements for the current fiscal year: 314,545 thousand yen

•	Information on the details of significant accounting estimates for the identified item Construction revenue recognized over a period of time under the output method is recorded based on reasonably estimated total construction revenue, total construction costs and the progress toward satisfaction of the performance obligation at the fiscal year-end. As such estimates involve a certain degree of uncertainty, if a revision of the estimates becomes necessary, construction revenue may change and affect the results of operations in subsequent fiscal years.

Notes to the balance sheet

①	Assets pledged as collateral and secured liabilities

•	Assets pledged as collateral

Cash and deposits	20,029 thousand yen

Real estate for sale	16,916,525 thousand yen

Land	354,427 thousand yen

Buildings	525,793 thousand yen

Machinery and equipment	151,900 thousand yen

Total	17,968,674 thousand yen

* Assets pledged as collateral are stated at acquisition cost.

•	Secured liabilities

Short-term borrowings	7,378,840 thousand yen

Current portion of long-term borrowings	3,207,051 thousand yen

Long-term borrowings	6,386,375 thousand yen

Total	16,972,266 thousand yen

②	Accumulated depreciation of property, plant and equipment

Buildings	178,076 thousand yen

Structures	259 thousand yen

Vehicles	85 thousand yen

Tools, furniture and fixtures	26,091 thousand yen

Machinery and equipment	151,900 thousand yen

Lump-sum depreciable assets	7,386 thousand yen

Leased assets	28,075 thousand yen

Total	391,875 thousand yen

③	Monetary receivables from and payables to directors

Short-term monetary receivables from directors	2,355 thousand yen

④	Monetary receivables from and payables to subsidiaries and associates

Short-term monetary receivables from subsidiaries and associates	31,619 thousand yen

Long-term monetary receivables from subsidiaries and associates	235,266 thousand yen

Short-term monetary payables to subsidiaries and associates	39,192 thousand yen

Notes to the statement of income

①	Reversal of provision for warranties for completed construction included in cost of sales

(6,668) thousand yen

②	Transactions with subsidiaries and associates

Net sales	47,517 thousand yen

Cost of sales	85,747 thousand yen

Selling, general and administrative expenses 13,693 thousand yen

Transactions other than operating transactions 1,634 thousand yen

Notes to the statement of changes in equity

①	Class and number of treasury shares as of the fiscal year-end

Common shares	1,986,100 shares

Notes on tax effect accounting

Breakdown of deferred tax assets and deferred tax liabilities by major cause

(Unit: Thousands of yen)

Deferred tax assets

Retirement benefits for directors	47,118
Investment securities	26,082
Shares of subsidiaries and associates	25,142
Provision for rent guarantees	24,143
Allowance for doubtful accounts	20,757
Accrued enterprise tax	7,822
Other	14,092
Total deferred tax assets	165,149
Deferred tax liabilities
Valuation difference on available-for-sale securities	1,945
Software	405
Other	345
Total deferred tax liabilities	2,697
Net deferred tax assets	162,461

Notes on per share information

Net assets per share	376.32 yen

Net income per share	39.27 yen

Notes on revenue recognition

•	Information for understanding the amount of revenue

As described in “Accounting standards for revenues and expenses” under “Notes on matters concerning significant accounting policies.”

Additional information

Change in the purpose of holding assets

During the current fiscal year, in connection with a review of its business policy, the Company changed the purpose of holding a portion of its hotel real estate to holding for sale. As a result, 825,043 thousand yen was transferred to real estate for sale and costs on uncompleted construction contracts.

Notes on significant subsequent events

Transactions under common control

Effective September 1, 2026, the Company carried out a company split (the “Company Split”) under which its DX business was succeeded by GLOCALY Co., Ltd., a wholly owned subsidiary of the Company. The Company Split is based on the absorption-type split agreement entered into between the Company and GLOCALY Co., Ltd. on July 16, 2026. GLOCALY Co., Ltd. was newly established as a wholly owned subsidiary of the Company on June 18, 2026.

①	Purpose of the Company Split

(1) Prompt entry into new business areas

(2) Improvement in the speed of decision-making

(3) Limitation of risks

②	Outline of the Company Split

(1) Details of the business split off: DX business

(2) Items and amounts of assets and liabilities split off: Assets split off: Software 2,988 thousand yen; Liabilities split off: None

(3) Effective date of the absorption-type split: September 1, 2026

(4) Method of the Company Split: A simplified absorption-type split with the Company as the splitting company and GLOCALY Co., Ltd. as the succeeding company

(5) Amount and type of consideration: No consideration was delivered in connection with the Company Split.

③	Outline of the accounting treatment

The transaction was accounted for as a transaction under common control in accordance with the “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, September 13, 2013) and the “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, January 16, 2019).

Independent Auditor’s Report

September 2, 2026

To the Board of Directors of

Lead Real Estate Co., Ltd

Ginga Audit Corporation

Tokyo Office

Hitoshi Kinoshita, Certified Public Accountant

Representative Partner, Engagement Partner

Fumiaki Yoshimura, Certified Public Accountant

Representative Partner, Engagement Partner

Audit Opinion

We have audited the financial statements of Lead Real Estate Co., Ltd (the “Company”) for the 26th fiscal year from July 1, 2025 to June 30, 2026, namely, the balance sheet, the statement of income, the statement of changes in shareholders’ equity and the notes to the non-consolidated financial statements, and the accompanying supplementary schedules (hereinafter collectively referred to as the “financial statements, etc.”), pursuant to the provisions of Article 436, Paragraph 2, Item 1 of the Companies Act.

In our opinion, the financial statements, etc. referred to above present fairly, in all material respects, the financial position and results of operations of the Company for the period covered by the financial statements, etc., in accordance with accounting principles generally accepted in Japan.

Basis for Audit Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are described in the “Auditor’s Responsibilities for the Audit of the Financial Statements, etc.” section of our report. We are independent of the Company in accordance with the provisions on professional ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and disclosure of the other information. The Audit and Supervisory Committee is responsible for overseeing the Directors’ performance of their duties in establishing and operating the reporting process for the other information.

Our opinion on the financial statements, etc. does not cover the other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, etc., our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, etc. or our knowledge obtained in the audit, and to remain alert for indications that the other information appears to be materially misstated apart from such material inconsistencies.

If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit and Supervisory Committee for the Financial Statements, etc.

Management is responsible for the preparation and fair presentation of the financial statements, etc. in accordance with accounting principles generally accepted in Japan. This includes the design, implementation and maintenance of internal control determined by management to be necessary to enable the preparation and fair presentation of financial statements, etc. that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, etc., management is responsible for assessing whether it is appropriate to prepare the financial statements, etc. on a going concern basis and for disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit and Supervisory Committee is responsible for overseeing the Directors’ performance of their duties in the design and operation of the financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements, etc.

Our objectives are to obtain reasonable assurance about whether the financial statements, etc. as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion on the financial statements, etc. from an independent point of view. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users taken on the basis of the financial statements, etc.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. The selection and application of audit procedures are at the auditor’s discretion. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•	Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, when performing risk assessment procedures, although the purpose of the audit of the financial statements, etc. is not to express an opinion on the effectiveness of internal control.

•	Evaluate the appropriateness of accounting policies used and the method of their application, as well as the reasonableness of accounting estimates made by management and the adequacy of related disclosures.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting in preparing the financial statements, etc. and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements, etc. or, if such disclosures are inadequate, to express a qualified opinion with an exception on the financial statements, etc. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate whether the presentation and disclosures in the financial statements, etc. are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the financial statements, etc., including the related disclosures, and whether the financial statements, etc. represent the underlying transactions and accounting events in a manner that achieves fair presentation.

We communicate with the Audit and Supervisory Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit, and other matters required by auditing standards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its engagement partners do not have any interest in the Company that is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

End

Copy of the Audit Report of the Audit and Supervisory Committee

Audit and Supervisory Committee Report

The Audit and Supervisory Committee has audited the execution of duties by the directors during the 26th fiscal year from July 1, 2025, to June 30, 2026. We hereby report the methods and results as follows.

1.	Audit Methods and Content

The Audit and Supervisory Committee regularly received reports from directors and employees regarding the status of establishing and operating the systems (internal control systems) based on Board resolutions concerning the matters listed in Article 399-13, Paragraph 1, Items (ii) and (iii) of the Companies Act. We requested explanations as necessary, expressed opinions, and conducted audits using the following methods.

(1) In accordance with the Audit and Supervisory Committee Standards, audit policies, and division of duties established by the Audit and Supervisory Committee, and in cooperation with the Company’s internal control department, the Committee attended important meetings, received reports from directors and employees on matters concerning the execution of their duties, requested explanations as necessary, reviewed important decision documents, and investigated the status of operations and assets at the head office and major business locations. Regarding subsidiaries, we sought communication and information exchange with their directors and others and received business reports from subsidiaries as necessary.

(2) We monitored and verified whether the accounting auditor maintained independence and conducted an appropriate audit, received reports from the accounting auditor on the status of their duties, and requested explanations as necessary. We also received notification from the accounting auditor that the “system to ensure the proper execution of duties” (matters listed in each item of Article 131 of the Corporate Accounting Rules) had been established in accordance with the “Quality Control Standards for Audits” (Business Accounting Council) and other relevant standards and requested explanations as necessary.

Based on the above methods, we examined the business report and its supplementary schedules, the financial statements (balance sheet, statement of income, statement of changes in shareholders’ equity, and notes to the financial statements), and their supplementary schedules, as well as the consolidated financial statements (consolidated balance sheet, consolidated income statement, consolidated statement of changes in shareholders’ equity, and notes to the consolidated financial statements) for the fiscal year in question.

2.	Results of the Audit

(1) Results of the Audit of the Business Report, etc.

① We confirm that the business report and its supplementary schedules accurately present the Company’s situation in accordance with laws and regulations and the Articles of Incorporation.

② We found no evidence of any illegal acts or material violations of laws, regulations, or the Articles of Incorporation in the execution of duties by the directors.

③ No board of directors’ resolution regarding the internal control system was adopted during the current fiscal year. It is desirable to adopt such a resolution every fiscal year going forward. Furthermore, while we generally consider the disclosure regarding the internal control system in the business report to be appropriate, we believe that, given the many issues that still need to be addressed in the Company’s internal control system, it is necessary to urgently strengthen systematic efforts in this area.

(2) Audit Results for the Financial Statements and Related Schedules We find the audit methods and results of the accounting auditor, Ginga Audit Corporation, to be appropriate.

(3) Audit Results of Consolidated Financial Statements and their Supplementary Schedules The auditor acknowledges that the audit methods and results of Audit Corporation Ginga are appropriate.

September 3, 2026

Lead Real Estate Co., Ltd Audit and Supervisory Committee

Full-time Audit and Supervisory Committee Member: Akiya Ueki

Audit and Supervisory Committee Member: Hiroyuki Saito

Audit and Supervisory Committee Member: Ryoma Iida

(Note) Audit and Supervisory Committee Members Hiroyuki Saito and Ryoma Iida are outside directors as defined in Article 2, Item 15 and Article 331, Paragraph 6 of the Companies Act.

Reference Documents for the General Meeting of Shareholders

Proposal 1: Appropriation of surplus

The appropriation of retained earnings is proposed as follows.

Matters related to year-end dividends

The Company regards the return of profits to shareholders as an important management issue, and its basic policy is to pay stable and continuous dividends.

Based on the above policy, the Company proposes the year-end dividend for the 26th fiscal year as follows in order to strengthen returns to shareholders.

②	Type of dividend assets

Cash

③	Matters concerning the allocation of dividend assets to shareholders and the amount thereof

10 yen per share of common stock

Total amount of dividends　　　　　　　　　　　　136,419,000 yen

④	Effective date of distribution of surplus September 30, 2026

Proposal 2: Election of three directors (excluding directors who are members of the Audit and Supervisory Committee)

Three directors (excluding directors who are members of the Audit and Supervisory Committee; the same applies throughout this proposal) will complete their terms upon the conclusion of this General Meeting. Therefore, we request the election of three directors as follows. The candidates for directors are as follows.

No.	Full name	Brief Personal History, Positions, Responsibilities and Important Concurrent Positions		Number of the Company's shares held
(Date of birth)
1	reappointment	May-92	Joined Daitec Corporation	12,234,474 shares
		Jun-95	Joined Uptown Corporation
	Eiji Nagahara	Feb-97	Joined Sanbu Corporation
	(August 26, 1968.)	Jan-00	Joined FEC Corporation
		Mar-01	Frontier Ltd. established.
Appointed Representative Director
		May-01	Director of the Company
		Nov-03	Representative Director of our Company (to present)
		Jul-06	Founded Lead Proset Farm, Inc. Appointed as Representative Director
		Dec-08	Real Vision Co., Ltd. — Company Name Change; Appointed Representative Director (Current Position)
		Feb-14	Founded LEAD REAL ESTATE HK Co., Limited: Appointed as CEO
		Oct-19	LEAD REAL ESTATE Cayman Limited: Appointed as CEO
Sojiya Japan Co., Ltd: Appointed as CEO
		Oct-20	LEAD REAL ESTATE Global Co., Ltd: Appointed as CEO
		Jul-25	LRE Management Co., Ltd. — Company Name Change; Appointed Representative Director (Current Position)
		Jun-26	Founded GLOCALY Co., Ltd; Appointed President and CEO (current position)
[Reason for Appointment and Summary of Expected Role]
Mr. Eiji Nagahara has led the Company's management and contributed to the development of the Company's business based on his deep understanding of the Group's business and high management skills as the founder of the Company and as Representative Director since its establishment. We have determined that his high negotiation and communication skills are indispensable for the further development of the Company under our corporate philosophy, and therefore we request his election as a director.

2	reappointment	Apr-02	Joined Nissan Satio Saitama Co.	4,546 shares
		Jan-06	Joined Human Design Co.
	Hidekazu Hamagishi	Jun-08	Joined S-NET Corporation
	(June 26, 1979)	Apr-09	Joined Kasuga Publishing Co.
		Apr-10	Joined Small and Medium Enterprise Guarantee Corporation
		Mar-11	Joined First Management Service Co.
		Jul-11	Joined Ibis Consulting Co.
		Jul-12	Joined the Company
		Jul-21	Director and Head of Accounting, Company
		Jul-25	Director, LRE Management Co., Ltd. (current position)
		Jul-26	Managing Director, Head of the Second Development Division, and Branch Manager of the Yokohama Branch (current position)
[Reason for Appointment and Summary of Expected Role]
Mr. Hidekazu Hamagishi has expertise and a wealth of experience in all aspects of management, with a focus on finance, accounting, and business administration. We believe that his knowledge, wealth of experience, and high level of management ability, which he has cultivated through the execution of business operations to date, are indispensable for the future development of our group, and we therefore request his election as a director.

3	reappointment	Oct-96	Joined Nikos Life Insurance Co.	9,091 shares
		Sep-98	Joined Tell Corporation, Inc.
	Kenichi Homma	May-04	Joined Yokohama Housing Sales Co.
	(August 7, 1971.)	Aug-15	Joined Tokyu Livable Inc.
		Feb-16	Joined Bader Home Co.
		Oct-20	Joined the Company, General Manager of Yokohama Supervisory Branch
		Jul-22	Executive Officer, General Manager of Yokohama Supervisory Branch
		Sep-24	Director and Branch Manager of
Yokohama Supervisory Branch
		Oct-24	Director, General Manager of Development Division, Branch Manager Yokohama
		Jul-26	Managing Director, Head of the Second Development Division, and Branch Manager of the Yokohama Branch (current position)
[Reason for Appointment and Summary of Expected Role]
Since joining the Company, Mr. Kenichi Homma has been responsible for the development of the Company's business mainly in Kanagawa Prefecture, and has continued to lead and promote the business by playing a central role in strategic planning and execution. We believe that his knowledge and wealth of experience cultivated through the execution of business operations are indispensable for the future development of the Company's group, and we therefore request his election as a director.

Note 1: There are no special conflicts of interest between any of the candidates and the Company.

Note 2: The Company has entered into a directors’ and officers’ liability insurance policy with an insurance company, with the directors as the insured parties. If the appointments of Mr. Eiji Nagahara, Mr. Hidekazu Hamagishi, and Mr. Kenichi Honma as directors are approved, each candidate will be included as an insured party under said insurance policy.

Proposal 3: Amendment to the Regulations on Retirement Allowance for Officers

Regarding our Company’s Regulations on Retirement Allowances for Officers, in light of a comment received during the audit conducted by our accounting auditor that the criteria for determining the upper limit of monthly compensation—which serves as the basis for calculating retirement allowances—were unclear, we have: (1) clarified the upper limit for calculating retirement allowances; (2) clarified the criteria for determining monthly compensation and job titles; (3) to revise the regulations to align them with the current organizational structure and operational practices. Accordingly, the Board of Directors, at its meeting held on June 25, 2026, resolved to partially amend the regulations. The amended regulations stipulate that any amendment or repeal of the regulations must be approved by a resolution of the General Meeting of Shareholders, and we hereby request your approval of this amendment. The amended regulations will take effect on September 30, 2026, subject to approval at this General Meeting.

The summary of the amendments is as follows.

Items	Before Revision (Current Status)	After Revision
Subject Officers	Directors・Auditors	Directors（including Audit and Supervisory Committee Members）
Monthly Compensation	Highest Monthly Compensation	The highest monthly compensation paid continuously for at least one year during the term of office
Job Position	Highest Position	The highest position held continuously for at least one year during the term of office
Cap Management	Up to the amount of model compensation	Setting Upper Limits for the Calculation Base Amount and the Payment Standard Amount
Procedures in the Event of Death	Payment of Retirement Allowance	Not Eligible for Payment
Involvement of the Audit and Supervisory Committee	Unclear	Clearly state involvement in consent, decision-making, etc.
Payment Procedures	Unclear	Clearly specify the decision-making procedures for each case
Amendment and Repeal of Regulations	Resolutions of Board of Directors	Resolutions of Shareholders Meeting

The full text of the revised Regulations on Retirement Gratuities for Officers is attached.

End

Regulations on Retirement Allowance for Officers (Draft)

(Purpose)

Article 1. These Regulations shall prescribe the determination procedures, base amounts, and other relevant matters for officers' retirement benefits to be paid upon the retirement of Directors (including Directors who are Audit and Supervisory Committee Members; hereinafter referred to as "Officers").

2. "Retirement" under these Regulations shall not include the death of an Officer.

(Determination Procedures)

Article 2. As a general rule, when an Officer retires, the Board of Directors shall determine a concrete proposal for the payment of the Officer's retirement benefit on a case-by-case basis pursuant to these Regulations and shall pay it upon obtaining approval at the General Meeting of Shareholders.

2. Notwithstanding the preceding paragraph, if the concrete calculation method is described in these Regulations which have already been approved by the General Meeting of Shareholders, the benefit may be paid by a resolution of the Board of Directors, provided that approval is obtained at the General Meeting of Shareholders to "pay the Officer's retirement benefit to said Officer in accordance with these Regulations" and to "delegate the determination of the concrete amount and other matters to the Board of Directors." In this case, if approval is obtained at the General Meeting of Shareholders to "delegate the determination of the concrete amount and other matters to the President instead of the Board of Directors," this shall not preclude payment based on the President's decision.

3. In paying the Officer's retirement benefit, if the annual remuneration amount for the Officer, including the payment amount of said retirement benefit, exceeds the separately established annual remuneration limit, approval for a change to the remuneration limit must be obtained at the General Meeting of Shareholders.

(Involvement of the Audit and Supervisory Committee, etc.)

Article 3. In any of the cases set forth in the preceding Article, the consent of the Audit and Supervisory Committee must be obtained regarding the details of the Officer's retirement benefit payment to an Officer who is an Audit and Supervisory Committee Member, or the details of the change to the annual remuneration limit. Each Audit and Supervisory Committee Member may state their opinion at the General Meeting of Shareholders.

2. The Audit and Supervisory Committee shall determine its opinion regarding proposals for the payment of Officers' retirement benefits to Officers who are not Audit and Supervisory Committee Members. This opinion may be stated at the General Meeting of Shareholders by an Audit and Supervisory Committee Member selected by the Committee.

(Calculation of the Base Amount for Officers' Retirement Benefit Payments)

Article 4. The base amount for the Officer's retirement benefit payment (hereinafter referred to as the "Base Payment Amount") shall be calculated as follows:

Base Payment Amount = Basic Calculation Amount (Monthly Remuneration × Coefficient) × Years of Service

        Table of Categories for Calculating Standard Benefit Amounts

No.	Position	Coefficient	Upper Limit of the Calculation Base Amount (in millions of yen)	Maximum Allowable Amount (million yen)
1	Chairman of the Board (Full-time)	3	5	200
2	President and Representative Director (Full-time)	3	5	200
3	Vice President and Director (Full-time)	2	4.5	150
4	Senior Managing Director (Full-time)	2	4	120
5	Managing Director (Full-time)	2	3.5	100
6	Director (Full-time)	2	3	60
7	Director & Audit and Supervisory Committee Member (Full-time)	2	2	30
8	Director (Part-time)	1	1	10
9	Director & Audit and Supervisory Committee Member (Part-time)	1	1	10

①  The monthly compensation amount shall be the highest monthly compensation amount paid continuously for one year or more during the term of office, excluding executive bonuses, lump-sum payments, other one-time payments, and the salary portion for individuals serving in dual roles as employees.

②  “Position” means the highest position to which a person has been continuously appointed for one year or more during their term of office.

③  The term of office shall be calculated by dividing the number of months—counted from the month in which the director assumed office to the month in which the director stepped down—by 12, and rounding up any decimal portion.

④  When calculating the standard payment amount, the amount may not exceed the following two types of upper limits, which are set for each position.

(1) Upper limit on the calculation base amount (monthly remuneration × coefficient)

(2) Upper limit on the standard payment amount (monthly increment × years of service)

(Increases and decreases)

Article 5: Where there are reasonable grounds, the standard payment amount calculated pursuant to the preceding Article may be increased or reduced to determine the final payment amount. However, in the case of an increase, approval must be obtained individually from the General Meeting of Shareholders in accordance with the principle set forth in Article 2, Paragraph 1.

(Timing and Method of Payment)

Article 6: Retirement benefits for officers shall, in principle, be paid within two months after they are determined.

2. In the event of the Company’s financial circumstances or other unavoidable circumstances, payment may be made in installments or by other methods after consultation with the relevant officer.

(Relationship with Insurance Policies Held by the Company)

Article 7: All insurance proceeds, surrender values, and other benefits arising from life insurance policies or other similar insurance contracts in which the Company is the policyholder shall belong entirely to the Company, regardless of whether they are used as a source of funds for the payment of retirement benefits for officers.

2. Officers shall have no rights whatsoever to insurance proceeds, surrender values, or any other benefits under the insurance contracts referred to in the preceding paragraph.

(Amendment and Repeal of These Regulations)

Article 8: Any amendment or repeal of these Regulations shall be decided by resolution of the General Meeting of Shareholders. However, when establishing, amending, or repealing provisions concerning officers who are members of the Audit and Supervisory Committee, the consent of the Audit and Supervisory Committee must be obtained prior to the decision on the agenda item at the General Meeting of Shareholders.

<Supplementary Provisions>

1. These regulations shall take effect on December 1, 2014.

2. Certain provisions of these regulations shall be amended and take effect on January 22, 2021.

3. Certain provisions of these regulations shall be amended and take effect on September 30, 2026.